Avino Silver & Gold Mines Ltd.
Suite 400 – 455 Granville Street
Vancouver, BC   V6C  1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, ir@avino.com

July 3, 2007
TSX - V Trading symbol: ASM
  U.S. OTC BB symbol: ASGMF
 FSE: GV6

AVINO DRILLS 0.75 METRES OF 22.902 G/T AU & 1,609.6 G/T AG

Avino Silver & Gold Mines Ltd. (the “Company”) is continuing to explore its large Avino property located 80 kilometres north-east of Durango, Mexico.  The results of holes SG-07-01 through SG-07-07 on the San Gonzalo vein system were released in previous news releases (March 12, 26, April 13 and June 11, 2007).  The location of these holes can be viewed on the Company’s website: http://www.avino.com/i/pdf/TOPO_MAP_UTM.pdf.

Hole SG-07-08 missed the ore shoot and encountered only low gold and silver values.  For holes SG-07-09, 10 and 11 only gold results have been received to date.  We will release results when silver and base metal assays are received.

Avino is most pleased to announce significant intersections from holes SG-07-12 and SG-07-13 as follows:

SG-07-12 (Dip 53 total length 175.45 m)

Down hole intersection length 165.65 – 169.45 m (3.80 m) 9.5 g/t gold, 655 g/t silver, 574 ppm copper, 2,872 ppm lead, 2503 ppm zinc.

Includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
165.65	166.40	0.75	22.902	1,609.6	840	2,106	3,692
166.40	167.05	0.65	8.366	898.0	262	974	2,266
167.05	167.75	0.70	13.508	427.6	261	1,188	1,282
167.75	168.55	0.80	1.890	283.6	1,169	9,356	4,652
168.55	169.45	0.90	2.792	194.4	293	427	723

SG-07-13 (Dip 50 total length 160.55)

Down Hole Intersection Lengths 147.45 – 153.00 m (5.55m)
1.12 g/t gold, 189 g/t silver, 0.28% lead, 0.43% zinc.

Or

149.05 – 153.00 m (3.59m) 1.39 g/t gold, 230 g/t silver
544 ppm Copper, 3,211 ppm Lead and 4368 Zinc

Includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
147.45	148.45	1.00	0.550	91.5	3,199	2,205	2,436
148.45	149.05	0.60	0.155	77.9	326	724	7,039
149.05	149.70	0.65	1.209	150.8	192	1,284	1,670
149.70	150.70	1.00	0.778	500.6	264	1.779	3,037
150.70	151.50	0.80	3.153	238.9	1,910	11,000	10,700
151.50	152.20	0.70	0.822	121.3	241	922	4,552
152.20	153.00	0.80	1.057	44.5	91	783	1,730

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.  Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

Avino is now focusing on drilling the San Gonzalo vein system in order to establish a drill indicated resource for the deposit.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration.  The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America.  Avino remains well funded.

On Behalf of the Board

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.